Exhibit 99.1

 FORWARD LOOKING STATEMENTS  This letter contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can,” “will,” “believe,” “expect,” “plan,” “anticipate,” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of  historical facts, included in this letter are forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s 2023 financial outlook, milestone expectations, future expenses and revenue and financial performance; the therapeutic potential and expected clinical benefits, including overall survival benefit, of Immunocore’s products and product candidates, including KIMMTRAK for patients with previously treated advanced cutaneous melanoma, IMC- F106C, IMC-P115C, IMC-T119C, IMC-R117C, IMC-I109V,  and IMC-M113V; the Company’s belief that IMC-R117C is first-in-class and first PIWIL targeted immunotherapy for color]ctal and other gastrointestinal cancers; the development and expansion of Immunocore’s ImmTAX platform and pipeline, and the design, progress, timing,  enrollment, scope, expansion and results of Immunocore’s existing and planned clinical trials, including statements regarding the Phase 2/3 trial to investigate the potential  of tebentafusp in advanced cutaneous melanoma, and the planned IND timing for its PRAME product candidates and PIWIL1; and the Company’s belief in its ability to provide a functional cure for certain infectious diseases, including chronic hepatitis B and HIV. Immunocore’s ability to obtain and maintain regulatory approval for its products and product candidates; expectations regarding  the potential market opportunity and potential commercial performance of KIMMTRAK and Immunocore’s other product candidates, if approved.  Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond Immunocore’s control. These risks and uncertainties include, but are not limited to, the impact of worsening  macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on Immunocore’s business, strategy, clinical trials, financial position and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a  clinical supply of current or future product candidates, or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions, the COVID-19 pandemic, the war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approvals for its product  candidates; Immunocore’s ability to develop, manufacture and commercialize its product candidates; Immunocore’s ability and plans in continuing to establish and expand  a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in  the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during pre-clinical studies or clinical trials; actions of regulatory agencies, which may  affect the initiation, timing and progress of Immunocore’s clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty, the COVID-19 pandemic, the war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it  is developing; clinical trial site activation or enrollment rates that are lower than expected; and the success  of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this letter is as of the date of the letter, and the Company undertakes no duty to update this information, except as required by law.

 I am delighted to reflect on a year that has been pivotal for Immunocore, for the uveal melanoma community, and for our shareholders. KIMMTRAK® (tebentafusp-  tebn), our first product, is now approved in more than 30 countries for the treatment of patients with metastatic or unresectable uveal melanoma. With revenues of $141 million  in 2022, Immunocore is now a commercial- stage biotech company. This is a remarkable achievement, particularly given what has been another challenging year for the biotech sector. And we are not stopping here. In addition to launching the world’s first TCR therapy, we  are demonstrating that our technology has the potential to deliver benefits for even more patients, not only in multiple tumor types but also in infectious diseases.  FIRST COMMERCIAL PRODUCT  I am extremely proud of what our teams have achieved with the rapid commercial rollout of KIMMTRAK, including the transition of patients from our Early Access Program. Smooth commercial delivery is never easy, especially for a company of our size, but we achieved great uptake in academic and community treatment  centers, particularly in the United States, Germany and France.  We believe that this therapy can deliver benefits for even more patients in the melanoma community and are investigating its potential in a randomized Phase 2/3 clinical trial for patients with previously treated advanced melanoma.  KIMMTRAK is the first product developed using Immunocore’s off-the-shelf ImmTAX (Immune mobilising monoclonal T-cell receptors Against X Disease) platform. We are applying what  we have learned in bringing this first therapy from bench to bedside, to the development of our next clinical-stage bispecific TCR therapy candidates in oncology and infectious diseases.  OUR PRAME FRANCHISE  At the European Society for Medical Oncology (ESMO) meeting in September 2022, we presented promising Phase 1 clinical data with IMC-F106C demonstrating that the therapy is well tolerated and resulted in durable responses across multiple solid tumor types. We are rapidly expanding our clinical trial footprint to enroll patients into four monotherapy expansion arms of the Phase 1/2  DEAR  FELLOW  SHAREHOLDERS  March 2023  Bahija Jallal, PhD  Chief Executive Officer

 clinical trial, as well as in combination with various standards of care, including checkpoint inhibitors, chemotherapy and our own KIMMTRAK.  In our further commitment to patients, we are expanding the PRAME franchise with the  development of two new candidates, for which we intend to file INDs in 2024.  POTENTIAL FOR FUNCTIONAL CURE  We continue to make steady progress in the development of our infectious disease clinical programs. Our goal is to provide a functional cure so patients no longer have to be on lifelong treatment. Last year, we presented data from the initial three patients in the first-in-human clinical trial of IMC-I109V for chronic hepatitis B and are enrolling more patients at higher doses in the Phase 1 program.  In February 2023, we presented data from the single ascending dose portion of our Phase 1 clinical trial with our HIV product candidate.  That data showed expected markers of T cell activation in half of the participants treated with one dose of 15mcg, and plasma viral load remaining suppressed through dosing and follow-up. We are enrolling participants in the multiple ascending dose portion of the trial to identify safety and anti-viral activity.  NEW TARGETS AND NEW THERAPIES  When I joined Immunocore in January 2019, I was drawn to the science and what it could offer to patients with unmet medical needs. Every day since then, I have been inspired by the work of our research teams, as they continue their pioneering work to expand the potential of our ImmTAX platform across multiple diseases.  Our teams are continuing to mine our proprietary database to identify further targets. In January 2023, we announced plans to file an IND in the fourth quarter of 2023 for our first- in-class target called PIWIL1, which is expressed in colorectal cancer and other gastrointestinal cancers.  WRITING A NEW CHAPTER  With the launch of KIMMTRAK – a new therapeutic modality – we have written a new chapter in the history of cancer treatment, and we continue working with a sense of urgency to deliver the potential of our science to more  patients. We are in a solid financial position and are committed to executing against our plans, while maintaining a strong focus on cash and cost discipline.  We are unwavering in our mission to radically improve outcomes for patients with cancer, infectious diseases, and autoimmune conditions by pioneering and delivering transformative medicines. I want to express my deepest gratitude to every employee at Immunocore, our Board, our partners, my  fellow shareholders, and even more importantly to all those who have helped us write this new chapter by conducting and participating in our clinical trials.  With warm regards,  Bahija Jallal, PhD  Chief Executive Officer